Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SERVICES ACQUISITION CORP. INTERNATIONAL

(Pursuant to Section 242 of the General Corporation Law)

Services Acquisition Corp. International, a Delaware corporation organized and existing under the Delaware General Corporation Law, hereby certifies as follows:

1.	The name of the corporation is Services Acquisition Corp. International (the “Corporation”).

2.	The Secretary of State of Delaware filed the Amended and Restated Certificate of Incorporation of the Corporation on April 1, 2005.

3.	The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to change the name of the Corporation by deleting the content of Article FIRST thereof in its entirety and inserting in lieu thereof the following:

“FIRST: The name of the corporation is Jamba, Inc. (hereinafter sometimes referred to as the “Corporation”).”

4.	The Amended and Restated Certificate of Incorporation of the Corporation is further amended by deleting in its entirety Article FOURTH thereof and inserting in lieu thereof the following:

“FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 151,000,000 of which 150,000,000 shares shall be Common Stock of the par value of $.001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.001 per share.

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, (full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.”

5.	This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted pursuant to the provisions of Section 242 of the Delaware General Corporation Law.

6.	This Certificate of Amendment shall become effective as of 12:01 a.m. on November 29, 2006.

IN WITNESS WHEREOF, the undersigned, being an authorized officer of Services Acquisition Corp. International, has executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation this 28th day of November 2006.

SERVICES ACQUISITION CORP. INTERNATIONAL

By:	/s/ Thomas E. Aucamp
Name:	Thomas E. Aucamp
Title:	Vice President and Secretary